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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
__________________________________________________________________________
1.   Name and Address of Reporting Person*

     Esquire Trade & Finance, Inc.
--------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

     Trident Chambers, Road Town
--------------------------------------------------------------------------
                                    (Street)

     Tortola, British Virgin Islands                  Furstentums 9490
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   (City)                            (State)                (Zip)

__________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     09/30/02
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Universal Communication Systems, Inc. (UCSY)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
 ------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
  Common Stock                           1,151,000                  Direct
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

=========================================================================================================================

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct
                                                                           or               Exercise       (D) or
                         Date       Expira-                                Number           Price of       Indirect
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)
 ---------------------------------------------------------------------------------------------------------------------------

4% Convertible           (1)         (1)         Common Stock             (2)(3)               (3)          Direct
 Debenture
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1) Exercise and expiration dates are being extended by agreement with the company in order to facilitate its restructuring. It is expected that the lock-up of principal conversion rights will extend until the end of the first quarter 2003.
(2) The number of shares underlying the convertible debenture is subject to change and can not be determined at this time.
(3) The Convertible Debenture converts at a 15% discount from the five-day average closing bid price.



            /s/ Gisella Kindle                              11/25/2002
---------------------------------------------           -------------------
      **Signature of Reporting Person                          Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.